Mythic Collection, LLC

16 Lagoon Ct.

San Rafael, CA 94903

January 12, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Katherine Bagley

Re:	Mythic Collection, LLC
Post-qualification Amendment to Offering Statement on Form 1-A
File No. 024-10983

Dear Ms. Bagley,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Mythic Collection, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Thursday, January 14, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103.  We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely,

Mythic Collection, LLC

By:	/s/ Joseph Mahavuthivanij
Joseph Mahavuthivanij
Chief Executive Officer

cc:	Paul Levites, Esq.